Mail Stop 4561

March 30, 2010

Scott Scherr
Chief Executive Officer
The Ultimate Software Group, Inc.
2000 Ultimate Way
Weston, Florida 33326

> **Re: The Ultimate Software Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 5, 2010**
>   **File No. 000-24347**

Dear Mr. Scherr:

        We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Part I

Item 1. Business

Intersourcing Offering, page 6

1.   We note that your data centers are owned and operated by Quality Technology Services and Verizon. We also note from your risk factor disclosure on page 11 that a systems failure or other service interruption at either of the data centers owned and managed by QTS or Verizon could result in substantial expense to

you, loss of customers, and claims by your customers for damages caused by any losses they incur. Tell us what consideration you have given to including disclosure of the material terms of these agreements in your business description section and whether these agreements should be filed as exhibits to your Form 10-K. See Item 601(b)(10) of Regulation S-K.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 21

2.   Your disclosure appears to be more in the nature of a business description than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results. In your future filings, consider revising your disclosure to address, for instance, economic or industry-wide factors relevant to the company, the material operational risks and challenges facing you, and how management is dealing with these issues. For example, we note your discussion of competitive pressure in your Fourth Quarter Earnings Call for the Fiscal Year 2009. Refer to Section III.A of SEC Release No. 33-8350.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director